UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13023

8-45583

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Reef Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1901 North Central Expressway
(No. and Street)

Richardson	Texas	75208
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James R. Richards	214-533-6822	jrichards@texasbu
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. St. Paul Street, Suite	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

09/18/03	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Paul Mauceli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Reef Securities, Inc.l, as of ____________, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHRISTINA GARCIA
Notary ID #129867688
My Commission Expires
June 26, 2026

NOTARY PUBLIC STATE OF TEXAS

Christina Garcia
Notary Public

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REEF SECURITIES, INC.

TABLE OF CONTENTS

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Those Charged With Governance of
Reef Securities, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Reef Securities, Inc. (the Company) as of December 31, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

We have served as the Company's auditor since 2020.

Dallas, Texas
March 26, 2025

REEF SECURITIES, INC.
Statement of Financial Condition
December 31, 2024

ASSETS		
Cash	$	136,380
Commissions receivable	$	147,525
Employee receivables		269,230
Total Assets	$	553,135

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commissions payable	$	112,400
Accounts payable and accrued expenses		13,994
Total liabilities		126,394
Stockholder's Equity		
Common stock, 500,000 shares authorized with $1.00 par value, 1,000 shares issued and outstanding	$	1,000
Additional paid-in capital		107,027
Retained earnings		318,714
Total stockholder's equity		426,741
Total Liabilities and Stockholder's Equity	$	553,135

The Accompanying Notes are an Integral Part of the Financial Statements.

REEF SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2024

Revenues		
Commissions	$	847,783
Exclusivity fee		11,358
Interest income		7,525
Total Revenues		866,666
Operating Expenses		
Compensation and related costs		743,970
Regulatory fees and expenses		17,548
Professional fees		17,536
Other expenses		8,593
Total Expenses		787,647
Net Income	$	79,019

The Accompanying Notes are an Integral Part of the Financial Statements.

REEF SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2024

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2023	$ 1,000	$ 107,027	$ 239,695	$ 347,722
Advances on loan to Stockholder	-	-	-	-
Net income	-	-	79,019	79,019
Balances, December 31, 2024	$ 1,000	$ 107,027	$ 318,714	$ 426,741

The Accompanying Notes are an Integral Part of the Financial Statements.

REEF SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities	
Net income	$ 79,019
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Increase in commission receivable	$ (92,400)
Increase in employee receivables	(7,205)
Increase in accounts payable and accrued expenses	76,891
Net cash used in operating activities	56,305
Cash flows from financing activities	
Net cash used in financing activities	-
Net change in cash	56,305
Cash, beginning of year	80,075
Cash, end of year	$ 136,380

Supplemental Disclosures

There was no cash paid for either interest or taxes during the year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Note 1 – <u>Organization and Nature of Business</u>

<u>Organization</u>

Reef Securities, Inc. (the "Company") was organized in February 1993 as a Texas corporation. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

<u>Nature of Business</u>

The Company is in the business of offering and selling of interests in oil and gas development programs and real estate development. The Company acts as an exclusive selling agent for Reef Exploration, LP, Reef Oil & Gas Partners, LP, REI Energy, LLC, and MetroMarke Rehab Partners I, LP (collectively referred to as "Reef"), related parties.

The Company does not hold customer funds or securities.

Note 2 – <u>Significant Accounting Policies</u>

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant estimates include the Company's assumptions used in fair value calculations. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers includes commission income and related fees from participation in private placements of equity securities. The majority of these private placements relate to oil and gas development programs and real estate. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company participates in the private placement offerings on behalf of Reef. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date (the date that the Company fills the trade order, receives the customer subscription funding and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is

Note 2 –Significant Accounting Policies, continued

agreed upon and the risks and rewards of ownership have been transferred to the customer. These amounts are considered variable consideration as the uncertainty is dependent on the achievement of certain levels of investment have been reached as specified in the private placement memorandums, which is highly susceptible to factors outside the Company's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

The Company earns exclusivity fees under an agreement with Reef for acting as Reef's exclusive broker-dealer. Exclusivity fees are recognized as the performance obligations are provided by the Company and consumed by Reef and are included in commissions and other placement fees in the accompanying statement of operations.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between financial and income tax reporting. The deferred tax asset or liability, as applicable, represents the future tax return consequences of those differences, which will either be taxable or deductible when the asset or liability is recovered or settled. When applicable, deferred taxes are recognized for operating losses that are available to offset future taxable income.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2024, open Federal tax years subject to examination include the tax years ended December 31, 2020 through December 31, 2024.

Segment Reporting

The Company operates as a single operating segment. The President as the chief operating decision maker (CODM) evaluates the Company's financial performance and allocates resources on an entity-wide basis, and the Company does not manage its operations or allocate resources based on differences in products, services, or geographic regions. As such, the Company has determined that it has one reportable segment in accordance with ASC 280, *Segment Reporting*.

Note 3 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company has net capital of $122,386 which was $113,960 in excess of its net capital requirement of $8,426. The Company's net capital ratio was 1.03 to 1.

Note 4 – <u>Income Taxes</u>

The Company's current year taxable income is fully offset by prior year's net operating loss carryforwards; therefore, there is no provision for income taxes. As of December 31, 2024, the Company has a federal net operating loss carry forward of approximately $75,000 available to offset future taxable income, which begins expiring in 2035. The federal net operating loss carry forward creates a deferred tax asset of approximately $15,000; however, the entire amount has been offset by valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 5 – <u>Related Party Transactions</u>

The Company's sole shareholder is Paul Mauceli (the "Stockholder") whose brother serves as Chief Executive Officer of Reef Exploration, LP, Manager of the General Partner of both Reef Oil & Gas Partners, LP and MetroMarke Rehab Partners I, LP, and sole Manager and Executive Officer of REI Energy LLC. The Company is economically dependent on Reef and also has a concentration of services provided by Reef. The existence of that dependency and concentration creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and Reef were not consummated on terms equivalent to arm's length transactions.

Under the Sales Agency Agreement between the Company and Reef, the Company acts as Reef's exclusive broker-dealer. Under this agreement, the Company may receive up to 15% of all funds raised from investors. For the year ended December 31, 2024, the Company earned commission income of $847,783 related to this agreement. In addition, the Company earned $11,358 during 2024 for exclusivity fees from Reef in consideration of the Company acting as Reef's exclusive broker-dealer.

Also under the Sales Agency Agreement, Reef agrees to pay all overhead expenses relating to the operations of the Company. These expenses include office space, office furniture, computers, telephone services, general and administrative support, insurance, printing, postage, and other ordinary administration and overhead expenses of the Company. Reef will also provide the Company with all offering materials to be used in conjunction with the offer and sale of interest in Reef programs at no cost to the Company.

The Company has a note receivable from the Stockholder related to prepayment of commissions. The note bears interest at 2.42%, and due and payable on demand. As of the financial statement date, no demand has been made and the loan is still outstanding. The amount due to the Company at December 31, 2024, including an open account receivable of $11,067 was $269,230 which is reflected as Employee Receivable in the accompanying Statement of Financial Condition. Interest on the note during 2024 totaled $1,105, which was added to the outstanding loan balance.

Note 6 – <u>Contingencies</u>

The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. As of December 31, 2024, the Company had no open arbitration claims filed against it.

Note 7 – Going Concern

The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the financial markets and the oil & gas industry, as well as ongoing support by Reef under the Sales Agency Agreement. These matters raise substantial doubt about the Company's ability to continue as a going concern for a period of one year after the date of issuance of these financial statements.

Management plans to reduce expense as necessary. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

Schedule I
REEF SECURITIES, INC.
Supplemental Information Pursuant
to Rule 17a-5
December 31, 2024

Computation of Net Capital	
Total stockholder's equity qualified for net capital	$ 426,741
Deductions and /or charges:	
Non-allowable assets:	
Commission receivable (net of $112,400 commissions payable)	$ (35,125)
Employee receivables	(269,230)
Net capital	$ 122,386
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 126,394
Computation of basic net capital requirement	
Minimum net capital required	$ 8,426
(greater of $5,000 or 6 2/3% of aggregate indebtedness)	
Net capital in excess of minimum requirement	$ 113,960
Ratio of aggregate indebtedness to net capital	1.03 to 1

Reconciliation of Computation of Net Capital

The above computation does materially not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2024 as filed by Reef Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The firm represents that it does no and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities to customers (2) does not or will not carry accounts for or of customers and (3) does not and will not carry PAB accounts. The firms business activities are and will remain only (A) Private or public primary placements of direct participations and (b) Broker selling limited partnerships in primary distributions. Based on these existing representations, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See Accompanying Report of Independent Registered Public Accounting Firm.

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Those Charged With Governance of
Reef Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Reef Securities, Inc. (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private or public primary placement of direct participations (2) broker selling limited partnerships in primary distributions throughout the most recent fiscal year; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) private or public primary placement of direct participations (2) broker selling limited partnerships in primary distributions and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
March 26, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Reef Securities, Inc. Exemption Report

Reef Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) private or public primary placement of direct participations. (2) broker selling limited partnerships in primary distributions.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Paul Mauceli, Jr., swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

President

Date of Report: March 11, 2025